SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 5)*

Juniper Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

48203R104
(CUSIP Number)

Stephen M. Schultz, Esq..
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

6,038,427

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,038,427

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,038,427

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,721,655

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,721,655

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,721,655

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,721,655

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,721,655

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,721,655

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital	$138,822,165.25

Elliott International Working Capital	$270,000,270.55

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have reduced their position in the Issuer as management and the Board of Directors have made progress in improving the business and increasing the stock price.  Under Rami Rahim’s strong leadership, along with the newly reconstituted Board of Directors, the Issuer has positioned itself to benefit from profitable growth:  the Issuer has further diversified its revenue away from carriers to Web 2.0 and enterprise customers; released well-regarded new products across its routing, switching and security portfolios; repurchased $3.3 billion of stock over the past 18 months and instituted a dividend; and embraced operating expense efficiency and M&A discipline.  With a leaner cost base, a smaller share base and healthy top-line growth along with inflecting carrier spend, the Reporting Persons believe the Issuer will continue to exhibit strong fundamentals.  The Reporting Persons intend to remain supportive of the Issuer’s management and Board and still maintain a sizable investment in the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 394,836,767 shares of Common Stock outstanding as of May 1, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2015.

As of the date hereof, Elliott, Elliott International and EICA collectively beneficially owned 39,241,000 shares of Common Stock, constituting approximately 4.5% of the shares of Common Stock outstanding.

As of the date hereof, Elliott beneficially owned 6,038,427 shares of Common Stock, constituting approximately 1.5% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International and EICA beneficially owned an aggregate of 11,721,655 shares of Common Stock, constituting approximately 3.0% of all of the outstanding shares of Common Stock.

Item 5(c) is hereby amended to add the following:

(c)           The transactions effected by the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule 1 attached hereto.

Item 5(e) is hereby amended and restated to read as follows:

(e)           As of July 28, 205, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock outstanding.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	July 28, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P.:

Date	Security	Amount of Shs. Bought/(Sold)	Price ($) per Share
07/27/15	Common Stock	(34,000)	27.4100
07/27/15	Common Stock	(127,500)	27.4889
07/27/15	Common Stock	(68,000)	27.4753

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott Associates, L.P. (through Liverpool):

Date	Security	Amount of Shs. Bought/(Sold)	Price ($) per Share
07/28/15	Common Stock	(902,319)	27.3664
07/24/15	Common Stock	(3,230,000)	27.5951
07/24/15	Common Stock	(586,500)	28.0313
07/24/15	Common Stock	(658,593)	28.2726
05/29/15	Common Stock	(125,800)	27.8959
05/28/15	Common Stock	(119,000)	27.7529
05/27/15	Common Stock	(125,800)	28.1200

All of the above transactions were effected on the open market.

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $29.00 Expiring on July 18, 2015:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit	Where and how the transaction was effected
06/25/15	(7,650)	0.0800	Open Market
06/10/15	850	0.4884	Open Market
06/04/15	1,700	0.3968	Open Market
06/01/15	1,700	0.4100	Open Market
05/29/15	3,400	0.6500	Open Market

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $29.00 Expiring on August 22, 2015:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit	Where and how the transaction was effected
07/27/15	(7,650)	0.2703	Open Market
06/25/15	7,650	0.5800	Open Market

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $30.00 Expiring on October 17, 2015:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit	Where and how the transaction was effected
07/27/15	(6,800)	0.4058	Open Market
05/28/15	3,400	1.0100	Open Market
05/27/15	3,400	1.0700	Open Market

The following transactions were effected by Elliott International, L.P.:

Date	Security	Amount of Shs. Bought/(Sold)	Price ($) per Share
07/28/15	Common Stock	(1,625,518)	27.3664
07/28/15	Common Stock	(126,043)	27.3664
07/27/15	Common Stock	(247,500)	27.4889
07/27/15	Common Stock	(132,000)	27.4753
07/27/15	Common Stock	(66,000)	27.4100
07/24/15	Common Stock	(1,740,263)	27.5951
07/24/15	Common Stock	(4,529,737)	27.5951
07/24/15	Common Stock	(1,278,445)	28.2726
07/24/15	Common Stock	(1,138,500)	28.0313
05/29/15	Common Stock	(244,200)	27.8959
05/28/15	Common Stock	(231,000)	27.7529
05/27/15	Common Stock	(244,200)	28.1200

All of the above transactions were effected on the open market.

Transactions Effected by Elliott International, L.P. in Call Options at $29.00 Expiring on July 18, 2015:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit	Where and how the transaction was effected
06/25/15	(14,850)	0.0800	Open Market
06/10/15	1,650	0.4884	Open Market
06/04/15	3,300	0.3968	Open Market
06/01/15	3,300	0.4100	Open Market
05/29/15	6,600	0.6500	Open Market

Transactions Effected by Elliott International, L.P. in Call Options at $29.00 Expiring on August 22, 2015:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit	Where and how the transaction was effected
07/27/15	(14,850)	0.2703	Open Market
06/25/15	14,850	0.5800	Open Market

Transactions Effected by Elliott International, L.P. in Call Options at $30.00 Expiring on October 17, 2015:

Date of transaction	Amount of securities Bought/ (Sold)	Price ($) per share or unit	Where and how the transaction was effected
07/27/15	(13,200)	0.4058	Open Market
05/28/15	6,600	1.0100	Open Market
05/27/15	6,600	1.0700	Open Market